

February 29, 2012

Mary McClean
CEO and President
Contemporary Signed Books, Inc.
600 Lexington Avenue, 10th Floor
New York, NY 10022

     Re: Contemporary Signed Books, Inc.
               Amendment No. 1 to Registration Statement on Form S-1
               Filed February 3, 2012
               File No. 333-178490

Dear Ms. McClean:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 7 in our letter dated January 11, 2012. Because the terms of the promissory note have not yet been determined by you and will be determined at the time of each sale, please indicate as much throughout your prospectus and include an appropriate risk factor concerning the fact that the terms are unknown and that investors will not be able to assess the risk of the promissory notes to the company. Please also address the following:

   - Please provide us with your counsel's analysis as to how the issuance of stock pursuant to the unknown terms of a promissory note satisfies Section 152 of the Delaware General Corporation Law, which requires that consideration be paid in such form as the board of directors shall authorize such as cash, any tangible or intangible property or any benefit to the corporation. In doing so, please tell us at what point any shares that have been issued in partial consideration of a promissory note will be considered "fully paid and nonassessable;"

- If the terms of the promissory notes are unknown, please also tell us what consideration you have given as to how your shares are being offered at a price that is fixed when it would appear that the consideration is variable depending upon the terms negotiated between the investor and the company; and

- We note your indication that you cannot file a form of promissory note. Please file a form of promissory note that reflects as many of the terms that you anticipate requiring, including duration, interest rate and recourse provisions.

Registration Statement Facing Page

2. We note that you have reduced the number of shares you are offering. Please revise your fee table to reflect the reduction in shares being registered.

Prospectus Summary, page 1

Corporate Background and Business Overview, page 1

3. The amount of cumulative losses disclosed in the second paragraph differs from the net loss from inception to November 30, 2011 disclosed in the unaudited statements of operations. Please revise or clarify your disclosure accordingly.

Going Concern Consideration, page 1

4. The reference to footnote 3 to your financial statements is incorrect. Please revise to reference footnote 6 to your financial statements.

Summary Financial Information, page 1

5. The net loss for the three months ended November 30, 2011 differs from the amount of net income reported in the unaudited statements of operations. Please revise or advise.

Plan of Distribution, page 21

6. On page 22, in the last sentence of the first full paragraph you state "Sales by the selling stockholders must be made at the fixed price of $0.05 until a market develops for our common stock." Please revise this sentence to state that selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board.

Our Business, page 27

Overview, page 27

7. The amount of cumulative losses disclosed in the first paragraph differs from the net loss
   from inception to November 30, 2011 disclosed in the unaudited statements of
   operations. Please revise or clarify your disclosure accordingly.

Market Opportunity, page 28

8. We note your response to comment 15 in our letter dated January 11, 2012. Please
   provide us with a copy of the report released by Bowker.

Revenue, page 36

9. We note that the amount of revenue disclosed in the first paragraph differs from the
   amount of revenue reported in the statements of operations. Please revise.

Executive Compensation, page 40

10. We note that you updated this information as of a more recent date, however, it is not
    clear why you updated it through November 30, 2010, as opposed to August 31, 2011,
    the most recent fiscal year end. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

Going Concern Consideration, page 45

11. The reference to footnote 3 in the last sentence is incorrect. Please revise to reference
    footnote 6 to the financial statements.

Financial Statements, page 48

Statements of Cash Flows (Unaudited), page 4

12. Please disclose the cumulative gain on forgiveness of debt for the period from inception
    to November 30, 2011.

Exhibit 23.1

13. We note that the consent does not refer to the statements of operations, changes in
    stockholders' equity and cash flows for the year ended August 31, 2011. Please revise.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director